Exhibit 99.1

Black Diamond Launches Liberty Valley Wine Into $145 Billion Market

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Sept. 5, 2007) - Black Diamond Brands Corp. (OTCBB:BDMHF), the "Company", is pleased to announce that its Liberty Valley Wine is being launched into the $145 Billion dollar annual wine, spirit & beer market in the United States. Brad J. Moynes, CEO of Black Diamond stated: "Total US wine sales are projected to grow from $21 Billion to well over $30 Billion by 2015 as the United States continues to become a leading wine consuming nation." Liberty Valley Wine is positioned to benefit tremendously from this growth as its unique label featuring the Statue of Liberty; the most recognizable national monument, becomes fully realized via our branding and marketing strategy. We expect to be ranked in the top 120 selling wine brands in the United States by the Adams Beverage Group Wine Handbook by 2010. This would be equivalent to approximately $23.57m in sales or 350,000 case-goods sold per year.

The Company is pleased to announce that effective August 25, 2007 it has executed a 5 year exclusive supplier contract with historical Oak Ridge Winery LLC, "ORW". The contract is for a 5-year exclusive production period in which ORW is named as exclusive production partner for BDB. Production services will include vintage wine at agreed upon price and quality levels as sampled & approved by BDB and will be for the following varieties: Cabernet Sauvignon, Merlot, and Chardonnay in 750ml bottle size.

Oak Ridge Winery agrees to include up to three brand series of wines from BDB into and incorporated into the main ORW brand portfolio. The intent is to provide BDB with supported sales from ORW sales & sales support staff to BDB. Specifically, this support is intended to provide marketing and sales representation by ORW for the Liberty Valley Valor, Freedom and Signature Series wine programs.

Management believes this opportunity will have a long term positive financial impact upon the Company which will be reflected in future market valuations of the enterprise. The agreement is a major milestone required by the Company's business plan to ensure successful introduction of Liberty Valley Wine into the market. Mr. Moynes states, "The fact that ORW opened 18 new distribution markets across the United States and is on track to add 10 or more this year really increases our chances to reach our goal."

In addition, the "Company" is pleased to welcome Mr. Nicholas Karavidas to the Liberty Valley Wine advisory board. Mr. Karavidas, a Southern Californian native with over 20 years of historic Cucamonga Valley wine making roots will be an unparalleled asset to the development of the Liberty Valley brand. Mr. Karavidas stated, "Great plans and a wonderful strategy fail without the people who carry them through."

About Oak Ridge Winery LLC:

Oak Ridge Winery, formerly the East-Side Winery Cooperative is the oldest operating winery in Lodi, California and is now considered one of the top 25 largest wineries in California. The ownership consisting of Donald Reynolds, Robert "Rocky" Reynolds and Rudy Maggio control production of approximately 12,000 acres of vineyards, including 6,000 acres in direct ownership. It represents perhaps the single largest holding of old-vine zinfandel in California. Since the group took control in 2002 and hired GM & Director of Wine Making, Nicholas Karavidas they have increased the winery's workforce from 15 to 65, gutted and replaced the old bottling line, brought in new presses and tanks, installed 6 miles of stainless-steel piping, upgraded drainage and electrical systems, renovated water and wastewater treatment systems and the list goes on. Total volume of bulk and bottled wine soared 36% in 2006, to the equivalent of 482,000 cases from 355,000 cases in 2005. Expectations are to push case-good sales closer to 800,000 to 1,000,000 cases per year.

About Liberty Valley Wine LLC:

Liberty Valley Wine LLC is a Delaware Limited Liability Company that was formed May 16, 2005. The Company owns five registered trademarks featuring high definition, photographed images of the Statue of Liberty on wine labeling in the United States of America. The Statue, perhaps the most recognized historical monument, an image of which is on each and every bottle of Liberty Valley Wine. Finding the right strategic partner was difficult. Not only did the wine quality have to meet very high standards but the cause had to reflect the Company's commitment to a world where freedom is a standard against which all societies are measured. For shareholders, the ownership of this intellectual property is invaluable and represents a brand with an everlasting identity.

About Black Diamond Brands Corp.:

Black Diamond Brands Corp. is a Vancouver, Canada domiciled company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wine, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar filing System.

Forward Looking Statements. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. All wine and spirit statistics were sourced from the Adams Beverage Group Liquor Handbook, Gomberg-Fredrikson Report, and the International Wines & Spirits Record, Wine Spectator.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp. Brad J. Moynes CEO (604) 646-5620 or Toll Free: 1-877-646-5635 Website: www.blackdiamondbrands.com	Oak Ridge Winery LLC - Sales Information and Distribution Nicholas Karavidas GM & Director of Winemaking (209) 369-4758 Website: www.libertyvalleywine.com